06005683

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 024823

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2005 (MM/DD/YY) AND ENDING March 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Krieger-Campbell, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3608 Grand Avenue
(No and Street)

Oakland,	California	94610
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Campbell (510) 444-2800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9010 Corbin Avenue Suite 7	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Campbell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Krieger-Campbell, Incorporated, as of March 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Richard M. Campbell
Signature

Vice President
Title

State of California
County of Alameda
Subscribed and sworn (or affirmed) to before me this 27 day of April, 2006

Joan E. LaHue
Notary Public

JOAN E. LAHUE
COMM. # 1600013
NOTARY PUBLIC - CALIFORNIA
ALAMEDA COUNTY
MY COMM. EXP. AUG. 8, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Krieger-Campbell, Incorporated

We have audited the accompanying statement of financial condition of Krieger-Campbell, Incorporated as of March 31, 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Krieger-Campbell, Incorporated as of March 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
April 27, 2006

We Focus & Care[SM]

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Krieger-Campbell, Incorporated
Statement of Financial Condition
March 31, 2006

Assets

Cash and cash equivalents	$ 105,189
Account receivables	162,188
Furniture, equipment, and leaseholds, net	310
Other assets	662
Total assets	$ 268,349

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable & accrued expenses	$ 1,083
Deferred taxes payable	38,289
Total liabilities	39,372
Stockholders' equity	
Common stock, $1.00 par value, 100,000 shares authorized, 30,000 issued and outstanding	30,000
Retained earnings	198,977
Total stockholders' equity	228,977
Total liabilities and stockholders' equity	$ 268,349

The accompanying notes are an integral part of these financial statements.

Krieger-Campbell, Incorporated
Statement of Income
For the year ended March 31, 2006

Revenues	
Commissions	$ 785,719
Investment gains (losses)	48,287
Advisory fees	678
Interest and dividend	7,190
Other income	9,661
Total revenues	851,535
Expenses	
Employee compensation and benefits	586,501
Communications	3,448
Occupancy	25,584
Taxes, other than income taxes	30,818
Other operating expenses	99,667
Total expenses	746,018
Income (loss) before income taxes	105,517
Income tax provision	16,583
Net income (loss)	$ 88,934

The accompanying notes are an integral part of these financial statements.

Krieger-Campbell, Incorporated
Statement of Changes in Stockholders' Equity
For the year ended March 31, 2006

	Common Stock		Retained	
	Shares	**Amount**	**Earnings**	**Total**
Balance, April 1, 2005	30,000	$ 30,000	$ 110,043	$ 140,043
Net income (loss)	–	–	88,934	88,934
Balance, March 31, 2006	30,000	$ 30,000	$ 198,977	$ 228,977

The accompanying notes are an integral part of these financial statements.

Krieger-Campbell, Incorporated
Statement of Cash Flows
For the year ended March 31, 2006

Cash flows from operating activities:		
Net income (loss)		$ 88,934
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities:		
Depreciation	$ 197	
(Increase) decrease in:		
Accounts receivable	(104,431)	
Other assets	(112)	
(Decrease) increase in:		
Accounts payable & accrued expenses	13	
Deferred taxes payable	15,645	
Total adjustments		(88,688)
Net cash and cash equivalents provided by (used in) operating activities		246
Cash flows from investing activities:		–
Cash flows from financing activities:		–
Net increase (decrease) in cash and cash equivalents		246
Cash and cash equivalents at beginning of year		104,943
Cash and cash equivalents at end of year		$ 105,189

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ –
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Krieger-Campbell, Incorporated (the "Company"), was incorporated in the State of California on March 30, 1976. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"), and the Securities Investors Protection Corporation ("SIPC").

The Company engages in the business of financial planning, and financial evaluation and economic studies for its clients. The Company earns investment and insurance commissions directly from providing management, consulting, and administrative services to its clients. The Company does not hold customer funds or securities and conducts business on a fully disclosed basis. The majority of its clients are located in Northern California.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market account as cash equivalents.

Account receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Furniture, equipment, and leasehold improvements are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture, equipment, and leasehold improvements are depreciated over their estimated useful lives ranging from five (5) to (7) years by the straight-line and declining balance method.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Note 2: FURNITURE, EQUIPMENT AND LEASEHOLDS, NET

The furniture, equipment and leasehold improvements are recorded at cost.

		Depreciable Life Years
Equipment	$ 24,306	5
Furniture & fixtures	18,628	7
Leasehold improvements	6,147	7
	49,081	
Less accumulated depreciation	(48,771)	
Net furniture and equipment	$ 310	

Depreciation expense for the year ended March 31, 2006 was $197.

Note 3: INCOME TAXES

The provision for income tax expense (benefit) at March 31, 2006 are comprised of the following:

Current income tax expense (benefit)	
Federal	$ 138
State	800
Total current income tax expense (benefit)	938
Deferred income tax expense (benefit)	
Federal	6,303
State	9,342
Deferred income tax expenses (benefits)	15,645
Total provision for income tax expense (benefit)	$ 16,583

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Note 4: RENT EXPENSE

Current year rent expense consists of the following:

Rent	$ 25,584

Note 5: <u>CONCENTRATIONS OF CREDIT RISK</u>

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 6: <u>PROFIT SHARING PLAN</u>

Effective February 4, 2000, the Company has a profit sharing plan covering substantially all eligible employees. The Company profit sharing contributions are discretionary and are determined each year by the Company. The participants must be employed on the last day of the plan year and have worked at least 1,000 hours during the year to receive a pre-tax contribution. For the year ended March 31, 2006 the Company contributed $76,320 to the plan.

Note 7: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>

In December 2004, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FAS 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 8: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2006, the Company had net capital of $102,038 which was $97,038 in excess of its required net capital of $5,000 and the Company's ratio of aggregate indebtedness ($1,083) to net capital was 0.01 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There was a $3,931 material difference between the computation of net capital under net capital Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 105,969
Adjustments:		
Retained earnings	$ 16,561	
Allowable credits	(22,551)	
Non-allowable assets	2,059	
Total adjustments		(3,931)
Net capital per audited statements		$ 102,038

Krieger-Campbell, Incorporated
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of March 31, 2006

Computation of net capital		
Stockholders' equity		
Common stock	$ 30,000	
Retained earnings	198,977	
Total stockholders' equity		$ 228,977
Add: Allowable credits		
Deferred taxes payable	38,289	
Total allowance credits		38,289
Total capital and allowable credits		267,266
Less: Non-allowable assets		
Account receivables	(162,188)	
Furniture, equipment & leasehold improvements, net	(310)	
Other assets	(662)	
Total non-allowable assets		(163,160)
Net capital before haircuts		104,106
Less: Adjustments to net capital		
Haircuts on money market	(2,068)	
Total adjustments to net capital		(2,068)
Net capital		102,038
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 72	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 97,038
Ratio of aggregate indebtedness to net capital	0.01: 1	

There was a $3,931 material difference in the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated March 31, 2006. See Note 9.

See independent auditor's report.

Krieger-Campbell, Incorporated
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of March 31, 2006

A computation of reserve requirements is not applicable to Krieger-Campbell, Incorporated as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Krieger-Campbell, Incorporated
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of March 31, 2006

Information relating to possession or control requirements is not applicable to Krieger-Campbell, Incorporated as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Krieger-Campbell, Incorporated

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended March 31, 2006

Board of Directors
Krieger-Campbell, Incorporated

In planning and performing our audit of the financial statements and supplemental schedules of Krieger-Campbell, Incorporated (the Company), for the year ended March 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
April 27, 2006